UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 08 February 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 08 February 2024 — Grid Guide to Accelerating UK Connections

Exhibit 99.1

8 February 2024
National Grid plc

Grid Guide to Accelerating UK Connections

National Grid is hosting an investor event in London today focusing on accelerating connections across its UK Electricity Transmission and Distribution businesses.

The event forms part of National Grid's ESG investor education series. It will demonstrate the progress we've been making within the regulatory and policy parameters in which we operate. It will also expand on why further connections reform is needed to deliver the clean energy and infrastructure required if the country is to meet the UK Government's target of a decarbonised grid by 2035.

Following an introduction from John Pettigrew, Chief Executive, the session will be led by Alice Delahunty, National Grid Electricity Transmission President, and Cordi O'Hara, National Grid Electricity Distribution President. A live webcast of the event will be available to watch using the following link.

Copies of the presentations and a video recording will also be available on National Grid's investor website after the event.

No material updates on current trading will be provided.

Investors and Analysts

Nick Ashworth Angela Broad	+44 (0) 7814 355 590 +44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952

Media

Jamee Majid	+44 (0) 7973 948 133
Ben Davis	+44 (0) 7971 539 999

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long-term scenarios which are subject to significant uncertainty and change. These forward looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations; announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 and RIIO-ED2 price controls and developments regarding the future of the electricity system operator in the United Kingdom. the timing of construction and delivery by third parties of new generation projects requiring connection. breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities. network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology. failure to adequately forecast and respond to disruptions in energy supply. performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero. and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices. restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing. regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges. the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable. the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes. the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees. the failure to respond to market developments, including competition for onshore transmission. the threats and opportunities presented by emerging technology. the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources. and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of its UK Electricity Distribution business, the sale of its UK Gas Transmission business, and the separation and transfer of the ESO to the public sector. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 225 to 228 of National Grid's most recent Annual Report and Accounts, as updated by National Grid's unaudited half-year financial information for the six months ended 30 September 2023 published on 9 November 2023. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 08 February 2024